UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2026

Commission File No. 001-42415

NEW CENTURY LOGISTICS (BVI) LIMITED

Office A-E, 33/F, King Palace Plaza
55 King Yip Street, Kwun Tong
Kowloon, Hong Kong

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F ☒ Form 40-F ☐

As previously disclosed, on August 12, 2025, New Century Logistics (BVI) Limited (the “Company”) received a notification from the Listing Qualifications Department of the Nasdaq Stock Market (“Nasdaq”) indicating that it was not in compliance with the minimum bid price requirement set forth in Nasdaq Listing Rule 5550(a)(2). The notification was issued because the closing bid price of the Company’s ordinary shares had fallen below $1.00 per share for 30 consecutive business days. In accordance with Nasdaq rules, the Company was provided an initial period of 180 calendar days, or until February 9, 2026, to regain compliance.

On December 3, 2025, the Company received a letter from the Nasdaq stating that because the Company’s Class A ordinary shares had a closing bid price at or above $1.00 per share for 12 consecutive business days, from November 14, 2025 to December 2, 2025, the Company had regained compliance with the Minimum Bid Price Requirement of $1.00 per share for continued listing on the Nasdaq Capital Market, as set forth in Nasdaq Listing Rule 5550(a)(2), and that the prior bid price deficiency matter is now closed.

Exhibit No.	Description
99.1	Press Release

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: March 9, 2026

New Century Logistics (BVI) Limited

By:	/s/ Ching Shun Ngan
Name:	Ching Shun Ngan
Title:	Chief Executive Officer

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